UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. Publicly Held Company with Authorized Capital CNPJ/ME No. 90.400.888/0001-42 NIRE 35.300.332.067	GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. Publicly Held Company with Authorized Capital CNPJ/ME No. 10.440.482/0001-54 NIRE 35.300.567.064

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”) and GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTOS S.A. (“Getnet”), in compliance with article 157 of Law No. 6,404/76, Brazilian Securities Commission (“CVM”) Ruling No. 565/15 and CVM Resolution No. 44/21, further to the Material Facts disclosed on 11.16.2020, 02.02.2021, 02.25.2021, 07.14.2021 and 08.10.2021, inform their shareholders and the market in general, within the scope of the spin-off from Santander Brasil, with the objective of segregating all the shares issued by Getnet, as approved at the extraordinary shareholders’ meetings of each of the companies, both held on 03.31.2021 (“Spin-off”), that the preparatory steps and required authorizations for the listing of the preferred and common shares issued by Getnet (“Getnet Shares”) and the respective certificates of deposit of shares (“Getnet Units”) for trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) have been completed, and application has been made to register the Getnet Units and the Getnet Shares under the U.S. Securities Exchange Act of 1934 and to list American Depositary Shares, each representing two Getnet Units (“Getnet ADSs”), for trading on the Nasdaq Stock Market (“NASDAQ”).

In this context, we hereby particularly advise the following:

Cut-off Date and Initial Trading Date for Getnet Shares and Units

Those who are on October 15, 2021 (“Brazilian Record Date”) holders of common and/or preferred shares issued by Santander Brasil (“Santander Brasil Shares”) and/or certificates of deposit of shares, each certificate representing one common share and one preferred share issued by Santander Brasil (“Santander Brasil Units”), will receive Getnet Shares and/or Getnet Units, as the case may be, in the same proportion of their respective equity interest held in Santander Brasil, at the ratio of 0.25 common shares, preferred shares or Getnet Units, as the case may be, issued by Getnet for each one (1) common share, preferred share or Unit issued by Santander Brasil, respectively.

The Santander Brasil Shares and Santander Brasil Units will be traded with the right to receive the Getnet Shares and Getnet Units under the ticker symbols “SANB3”, “SANB4” and “SANB11”, respectively, up to and including the Brazilian Record Date. From and including October 18, 2021, the Santander Brasil Shares and the Santander Brasil Units will trade ex-rights to receive Getnet Shares and Getnet Units, and the Getnet Shares and Getnet Units will trade on the traditional segment of the B3 under the ticker symbols “GETT3”, “GETT4” and “GETT11”, respectively.

Record Date and Delivery Date for Getnet ADSs

The Getnet ADSs will represent two Getnet Units each[1] and will be credited, after the close of trading on October 21, 2021, to the holders of American Depositary Shares representing Units of Santander Brasil shares (“Santander Brasil ADSs”) on October 19, 2021, which will be the record date for the Getnet ADSs (“ADS Record Date”). The Getnet ADSs will be credited at the ratio of 0.125 Getnet ADSs for each Santander Brasil ADS.

The Getnet ADSs will trade on NASDAQ on a “when issued” basis from October 18, 2021 up to and including October 21, 2021, under the ticker symbol “GET.WI”. The Getnet ADSs will begin “regular way” trading on NASDAQ on October 22, 2021, under the ticker symbol “GET”. Trades performed on a “when issued” basis will settle on October 26, 2021.

From October 18, 2021, the Santander Brasil ADSs will trade on the NYSE regular way with “due-bills” under the ticker “BSBR” and will also trade on the NYSE on a “when issued” basis excluding distribution rights under the ticker symbol “BSBR.WI”. October 21, 2021 will be the last day of trading for Santander Brasil ADSs under the ticker symbol “BSBR.WI” on the NYSE. From October 22, 2021, the Santander Brasil ADSs will trade ex-rights to receive Getnet ADSs and trading of Santander Brasil ADSs on a “when issued” basis under the ticker symbol “BSBR.WI” on NYSE will be suspended. Trades in Santander Brasil ADSs performed on a “when issued” basis will settle on October 26, 2021.

[1] The initially foreseen ADS:Unit has been revised.

Treatment of Fractions

The fractions of common shares or of preferred shares issued by Getnet or of Getnet Units will be segregated and sold in as many auctions as necessary, to be held in due course at B3, with the sales proceeds being made available to the respective owners of the fractions, as per the notice to shareholders to be released in due course. Similarly, the depositary with respect to the Santander Brasil ADSs, the U.S. book-entry settlement system and participants in that system will sell fractional entitlements to Getnet ADSs and distribute the net proceeds to the holders of Santander Brasil ADSs entitled to them.

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For further clarification, please contact the Investor Relations Office of Santander Brasil and/or Getnet.

São Paulo, October 5, 2021.

Angel Santodomingo Martell Investors Relations Officer Banco Santander (Brasil) S.A.	Luciano Decourt Ferrari Investors Relations Officer Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

Special Notice Regarding Forward-Looking Statements:

This material fact includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of Santander Brasil and Getnet. These statements include, but are not limited to, statements about the completion of the Spin-off, timing of “when-issued” and “regular-way” trading on the NASDAQ and the NYSE, trading on B3 and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements.

We remind the shareholders of Santander Brasil of the importance of keeping their registration data up to date with the bookkeeper of Santander Brasil Shares. To update your registration data, call center is available at 0800-2868484.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 5, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer